www.umc.com

Exhibit

Exhibit Description

99.1 Announcement on 2023/09/06: Supplement to the unsecured straight corporate bond issuance authorized by the Board of Director resolution passed on July 26th, 2023

99.2 Announcement on 2023/09/11: UMC will attend investor conferences on 2023/09/18

99.3 Announcement on 2023/09/06: August Revenue

99.4 Announcement on 2023/09/10: the trading and pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC

Exhibit 99.1

Supplement to the unsecured straight corporate bond issuance authorized by the Board of Director resolution passed on July 26th, 2023

1. Date of the board of directors’ resolution: NA

2. Name [issue no.__ of (secured, unsecured) corporate bonds of ___________ (company)]:

United Microelectronics Corporation 1st unsecured straight corporate bond issuance in 2023

3. Whether to adopt shelf registration (Yes/No): No

4. Total amount issued: NT$10,000 million

5. Face value per bond: NT$1 million

6. Issue price: At par

7. Issuance period: 5 years

8. Coupon rate: Fixed rate at 1.62% p.a.

9. Types, names, monetary values and stipulations of collaterals: N/A

10. Use of the funds raised by the offering and utilization plan: Green Building

11. Underwriting method: Public offering through underwriters

12. Trustees of the corporate bonds: CTBC Bank Co., Ltd

13. Underwriter or agent: MasterLink Securities Co., Ltd as the lead underwriter

14. Guarantor(s) for the issuance: None

15. Agent for payment of the principal and interest: CTBC Bank Co., Ltd

16. Certifying institution: None

17. Where convertible into shares, the rules for conversion: N/A

18. Sell-back conditions: None

19. Buyback conditions: None

20. Reference date for any additional share exchange, stock swap, or subscription: N/A

21. Possible dilution of equity in case of any additional share exchange, stock swap, or subscription: N/A

22. Any other matters that need to be specified: None

Exhibit 99.2

UMC will attend investor conferences on 2023/09/18

1. Date of institutional investor conference: 2023/09/18

2. Time of institutional investor conference: 09:00 AM

3. Location of institutional investor conference: W Hotel Taipei

4. Outline of institutional investor conference:

The Company will attend the “Taiwan Corporate Day”, held by Goldman Sachs.

5. Any other matters that need to be specified: None

Exhibit 99.3

United Microelectronics Corporation

September 6, 2023

This is to report the changes or status of 1) Sales volume, 2) Funds lent to other parties, 3) Endorsements and guarantees, and 4) Financial derivative transactions for the period of August 2023.

1)
Sales volume (NT$ Thousand)

Period	Items	2023	2022	Changes	%
August	Net sales	18,952,011	25,346,076	(6,394,065)	(25.23%)
Year-to-Date	Net sales	148,521,784	185,650,721	(37,128,937)	(20.00%)

2)
Funds lent to other parties (NT$ Thousand): None

3)
Endorsements and guarantees (NT$ Thousand)

Balance as of period end	This Month (actual amount provided)	Last Month (actual amount provided)	Limit of lending
UMC	10,440,105	10,505,040	146,945,338

Note: On February 22, 2017, March 7, 2018, October 24, 2018, July 24,2019, December 18, 2019, July 29, 2020, October 29, 2020, December 16, 2020, July 28, 2021, October 27, 2021, December 15, 2021, April 27, 2022, October 26, 2022, December 14, 2022, April 26, 2023 and July 26, 2023, the board of directors resolved to provide endorsement to USC(Xiamen)’s syndicated loan from banks for the amount up to CNY¥ 2,405 million.

4)
Financial derivatives transactions:

a Not under hedging accounting: NT$ thousand

UMC

Financial instruments	Option		Forwards	IRS
	Put	Call
Deposit Paid	0	0	0	0
Royalty Income (Paid)	0	0	0	0
Unwritten-off Trading
Contracts	0	0	0	0
Fair Value	0	0	0	0
Net profit (loss) from Fair Value	0	0	0	0
Written-off Trading
Contracts	0	0	360,448	0
Realized profit (loss)	0	0	(6,640)	0

Exhibit 99.4

United Microelectronics Corporation

For the month of August, 2023

This is to report 1) the trading of directors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC); 2) the pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC;

1)
The trading of directors, executive officers and 10% shareholders

Title	Name	Number of shares as of July 31, 2023	Number of shares as of August 31, 2023	Changes
--	--	--	--	--
2)
The pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders:

Title	Name	Number of shares as of July 31, 2023	Number of shares as of August 31, 2023	Changes
--	--	--	--	--